Exhibit 99.1

Hello, this is Michael Ward.

Over the past several weeks, we’ve been traveling across the country to meet with CSX shareholders in advance of our annual shareholder meeting. I’m very encouraged by the support many shareholders have expressed.

CSX shareholders have a lot to be excited about.  As a result of the impressive performance you are delivering, a shareholder who invested $1,000 in CSX stock five years ago would have earned a return of $3,466 on that investment -- almost six times more than an investment in the average S&P 500 company.

In addition to our investor meetings, we are aggressively communicating with all shareholders through a series of letters and presentations. You can review all of our materials on www.csx.com.  Click on the 2008 Annual Meeting link.  Our message comes down to this: We have a great performance record, a proven strategy, excellent people and a bright future if we stay focused on our operating plan and our core values.

On the other hand, the TCI Group, which has nominated five director candidates to stand for election at the annual meeting, admits to having no operating plan for the company.

We believe the TCI Group seeks more control over CSX than its ownership stake justifies... that they are hiding their real intention for the company... and that, if elected, the TCI Group’s nominees would pursue an agenda that would destroy value for all CSX shareholders.

Over the past several days I have been encouraged to see that many of our unions are expressing publicly their concerns about the TCI Group.  They are right to call into question the motives of this dissident group.

Many of you know how passionate I am about this company and the railroad industry.  That's why you see me speaking out publicly for what I believe is right for CSX and our customers, shareholders and employees – as well as the communities in which we operate.

For those of you who are shareholders, I urge you to vote the white proxy card that you receive in the mail, and to discard any blue cards that you receive.  Every vote matters, and you can help determine the future of our great company.

Thanks, have a safe, productive day, and I'll talk with you again next week.